**Exhibit 32.1**


**CERTIFICATION PURSUANT TO**
**18 U.S.C. SECTION 1350,**
**AS ADOPTED PURSUANT TO**
**SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002**


In connection with the Quarterly Report of American Fire Retardant Corp., a Nevada corporation (the "Company"), on Form 10-QSB for the period ended September 30, 2004, as filed with the Securities and Exchange Commission on the date hereof (the "Report"), I, Raoul L. Carroll, Chief Executive Officer of the Company, certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

(1)     The Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

(2)     The information contained in the Report fairly presents, in all material respects, the financial condition and result of operations of the Company.


**AMERICAN FIRE RETARDANT CORP**


Date: November 12, 2004                                        By:  /s/ Raoul L. Carroll

                                                                   Raoul L. Carroll
                                                                   Title: Chief Executive Officer